787 Seventh Avenue
New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 26, 2015

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock California Municipal Series Trust

Post-Effective Amendment No. 41 under the Securities Act of 1933 and Amendment No. 54 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 002-96581 and 811-04264)

Dear Mr. Ganley:

On behalf of BlackRock California Municipal Series Trust (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on January 13, 2015 regarding Post-Effective Amendment No. 40 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 53 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on November 19, 2014, with respect to the BlackRock California Municipal Opportunities Fund, a series of the Registrant (the “Fund”).

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Post-Effective Amendment No. 41 to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Fund.

NEW YORK     WASHINGTON, DC     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

January 26, 2015

Comment No. 1: Please confirm that when the Amendment becomes effective on January 26, 2015, the Registrant will arrange for a series company update on Edgar so that the Fund’s name is updated on Edgar.

Response: The Registrant confirms that when the Registration Statement becomes effective on January 26, 2015, the name of the Fund will be updated on Edgar.

Comment No. 2: In the section of the Fund’s summary prospectus entitled “Principal Investment Strategies of the Fund,” please revise the paragraph describing duration to remove the statement that a bond fund’s net asset value will rise as interest rates fall, since in the current rate environment, interest rates are only likely to rise.

Response: The Registrant notes that because the Fund both purchases and sells fixed-income securities, both the rise and fall of interest rates, and the corresponding decrease and increase in the prices of fixed-income securities, are relevant to the Fund’s duration. Accordingly, the Registrant respectfully declines to make the requested change.

Comment No. 3: In light of the July 30, 2010 letter from Barry Miller, Associate Director of the Commission’s Office of Legal and Disclosure, to the Investment Company Institute, the Fund should review its derivative disclosure to assess the accuracy and completeness of the disclosure, including whether the disclosure is presented in an understandable manner using plain English, to ensure that the disclosure related to derivatives is tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Additionally, the disclosure concerning the principal risks of the Fund should similarly be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions. Generic disclosure, either brief or overly detailed should be avoided.

Response: The Registrant has reviewed the disclosure contained in the Fund’s prospectus regarding the Fund’s proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete and presented in an understandable manner.

Comment No. 4: Please explain how the Fund calculates asset coverage for derivatives, including for credit default swaps, if such instruments will be utilized by the Fund. (See generally Release No. IC-10666, April 18, 1979). Please indicate where this is disclosed in the Fund’s registration statement.

Response: As currently disclosed, the Fund intends to use certain derivative instruments, including credit default swaps, as set forth in the prospectus. The Fund intends to calculate asset coverage for derivatives using either the mark to market value, the notional value or the fair value determined by the Fund’s investment adviser in accordance with procedures approved by the Fund’s Board of Trustees. The Fund will maintain an appropriate amount of asset coverage and acknowledges that the Commission may, in the future, issue additional guidance regarding credit default swaps, and such guidance may impact the asset coverage

January 26, 2015

requirements and could adversely affect the Fund’s use of such instruments and derivatives in general. Disclosure regarding how the Fund will segregate assets to comply with Section 18 of the 1940 Act is set forth in Part II of the Statement of Additional Information under “Investment Risks and Considerations—Derivatives” and “Pricing of Shares—Options, Futures, Swaps and Other Derivatives.”

Comment No. 5: Please confirm to us that if the Fund sells credit default swaps, it will segregate the full notional value of the swap agreement.

Response: If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

Comment No. 6: How will derivatives be valued for purposes of calculating the Fund’s management fee (i.e., market value or notional value)?

Response: For purposes of calculating the Fund’s average daily net assets, on which BlackRock charges its management fee, the Fund will value derivatives using their fair market value, which will either be the mark to market value or the fair value as determined by the Fund’s investment adviser in accordance with procedures approved by the Fund’s Board of Trustees, and not their notional value.

Comment No. 7: Please consider revising the risk factors set forth in the Fund’s summary prospectus to make them shorter and easier to read.

Response: The Registrant has reviewed the risk factors set forth in the Fund’s summary prospectus and believes that the risk factors are stated in a concise manner and provide material information relating to principal risks of investing in the Fund. The Registrant therefore respectfully declines to make the suggested change.

Comment No. 8: Please consider breaking up the introductory paragraph to the performance table in order to make the content easier to read.

Response: The requested change has been made.

Comment No. 9: Please consider revising the section of the Fund’s summary prospectus entitled “Principal Investment Strategies of the Fund” to incorporate the investment process described in the Fund’s statutory prospectus.

Response: The requested change has been made.

Comment No. 10: We note that as part of its principal investment strategy, the Fund may leverage its assets through the use of proceeds received through tender option bond (“TOB”) transactions. Please explain to us how the Fund will comply with its asset coverage obligations under Section 18 of the 1940 Act with respect to TOB transactions. Please confirm that the Fund will segregate assets equal to the amount of any obligations (i.e., floating rate securities) of a TOB Trust.

January 26, 2015

Response: As noted in the prospectus, in a tender option bond transaction, a third party sponsor establishes a special purpose entity, the tender option bond trust (a “TOB Trust”), into which the Fund transfers municipal bonds or other municipal securities. A TOB Trust typically issues two classes of beneficial interests: short-term floating rate notes (“TOB Trust Certificates”), which are sold to other third party investors, and residual interest municipal tender option bonds (“TOB Residuals”), which are generally issued to the Fund. If the Fund invests in TOB Residuals, it will earmark or segregate liquid assets (other than the bonds/securities transferred to the TOB Trust) in an amount equal to any TOB Trust Certificates, plus any accrued but unpaid interest due on the TOB Trust Certificates.

Comment No. 11: Please confirm that filings have been made with respect to the legal proceedings described in the prospectus pursuant to Section 33 of the 1940 Act.

Response: The Registrant confirms that Section 33 filings were made with respect to the legal proceedings described in the prospectus.

Comment No. 12: In the section of the Fund’s statement of additional information entitled “Investment Restrictions,” the second sentence of fundamental investment restriction number 1 states that for purposes of this restriction, “states, municipalities and their political subdivisions are not considered part of any industry.” Please add a clarifying statement that only “tax-exempt” securities of states, municipalities and their political subdivisions are not considered part of any industry.

Response: The Registrant respectfully declines to make the requested change. We respectfully submit that the tax status of a security is not meant to define, and should not be the determinative factor for purposes of defining, whether a security is considered part of an industry. Rather, the determinative factor is whether the issuer of the security is, or is deemed to be, a governmental entity. As stated in Investment Company Act Release No. 9785 (May 31, 1977) (the “Release”), “the statement of policy required by Section 8(b)(1)(E) of the [1940 Act] as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry” (Emphasis added). In addition, the Release, in discussing diversification, states that “‘issuer’ … shall be determined by the way in which the assets and revenues of an issuing agency or subdivision are separated from other political entities or if a governmental body is guaranteeing the security.” As such, if a governmental entity is guaranteeing the security, it should be considered the “issuer” of that security, and as the issuer of that security, it should not be deemed to be a member of any industry, regardless of whether the security is taxable or tax-exempt. There is no analytical reason as to why a governmental entity should be deemed not part of an industry with respect to tax-exempt securities it issues but be deemed part of an industry with respect to taxable securities it issues, since the issuer is the same in both instances. Also, we note that this approach is in accordance with the discussion regarding the identification of issuers of securities contained in the report of the Task Force on Investment

January 26, 2015

Company Use of Derivatives and Leverage, Committee on Federal Regulation of Securities of the Section of Business Law of the American Bar Association.1

Comment No. 13: Please confirm that the auditor’s consent will be filed with the Amendment.

Response: The Registrant confirms that the consent of the Fund’s independent registered public accounting firm will be filed with the Amendment.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

Please do not hesitate to contact me at (212) 728-8813 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Diana N. Huffman
Diana N. Huffman

cc:	Ben Archibald, Esq.

Ariana Cooper, Esq.

[1]	See “The Report of the Task Force on Investment Company Use of Derivatives and Leverage,” Committee on Federal Regulation of Securities, ABA Section of Business Law (July 6, 2010), available at http://apps.americanbar.org/buslaw/blt/content/ibl/2010/08/0002.pdf.